UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Stanley, Inc.
(Name of Subject Company)

Stanley, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

854532108
(CUSIP Number of Class of Securities)

Scott D. Chaplin, Esq.
Senior Vice President and General Counsel
Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201
Telephone: (703) 684-1125
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Stephen L. Burns, Esq. Craig F. Arcella, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	Robert J. Grammig, Esq. Holland & Knight LLP 100 North Tampa Street, Suite 4100 Tampa, Florida 33602 Telephone: (813) 227-8500
          ☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.
Name and Address.
     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Stanley, Inc., a Delaware corporation (“Stanley” or the “Company”). Stanley’s principal executive offices are located at 3101 Wilson Boulevard, Suite 700, Arlington, VA 22201. Stanley’s telephone number at this address is (703) 684-1125.
Securities.
     The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). As of the close of business on May 14, 2010, there were 24,332,018 shares of Company Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.
Name and Address.
     The name, business address and business telephone number of Stanley, which is the subject company and the person filing this Statement, are set forth in Item 1 above.
Offer.
     This Statement relates to the tender offer by CGI Fairfax Corporation, a Delaware corporation (the “Offeror”), and an indirect wholly owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec, Canada (“CGI”), as disclosed in the Tender Offer Statement on Schedule TO, dated May 20, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $37.50 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.
     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 6, 2010, among CGI, CGI Federal Inc., a Delaware corporation and an indirect wholly owned subsidiary of CGI (“CGI Federal”), the Offeror and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, following completion of the Offer, and subject to the satisfaction or waiver of certain conditions, the Offeror will merge with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of CGI Federal. As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Company Common Stock (other than shares owned by the Company, CGI, CGI Federal or the Offeror, and shares of Company Common Stock held by stockholders who have perfected their statutory dissenters rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to $37.50 per share of Company Common Stock (the “Merger Consideration”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
     As set forth in the Schedule TO, the address of the principal executive offices of CGI is 1130 Sherbrooke Street West, 7th Floor, Montréal, Québec, Canada H3A 2M8, the address of the principal executive offices of CGI Federal and the Offeror is 12601 Fair Lakes Circle, Fairfax, Virginia 22033.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     Except as set forth in this Statement, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) CGI, CGI Federal, the Offeror or any of their respective executive officers, directors or affiliates, on the other hand.
     Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.
Relationship with CGI.
     Merger Agreement
     On May 6, 2010, the Company, CGI, CGI Federal and the Offeror entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Current Report on Form 8-K filed by the Company with the SEC on May 7, 2010, and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
     Stockholders Agreement
     On May 6, 2010, CGI and CGI Federal entered into a Stockholders Agreement (the “Stockholders Agreement”) with certain executive officers and a non-executive member of the Board of Directors of the Company (the “Company Board”). A summary of the Stockholders Agreement is contained in the Current Report on Form 8-K filed by the Company with the SEC on May 7, 2010, and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
     The Merger Agreement and the Stockholders Agreement have been filed as exhibits to this Statement to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about the Company or CGI in the Company’s or CGI’s public reports filed with the SEC. In particular, the Merger Agreement and the Stockholders Agreement and the summary of their terms contained in the Current Report on Form 8-K filed by the Company with the SEC on May 7, 2010, and incorporated herein by reference, are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or CGI. Each agreement contains representations and warranties that the parties to each such agreement made to and solely for the benefit of each other. Investors are not third-party beneficiaries under the Merger Agreement or the Stockholders Agreement and should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and the Stockholders Agreement, and in the case of the representations and warranties in the Merger Agreement, are qualified by information contained in the confidential disclosure letter that the Company delivered in connection with signing the Merger Agreement. Furthermore, the representations and warranties in the Merger Agreement have been negotiated with the principal purpose of (i) establishing the circumstances under which the Offeror may have the right not to consummate the Offer or CGI or the Company may have the right to terminate the Merger Agreement and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosure.
     Non-Disclosure Agreement
     On February 23, 2010, the Company and CGI entered into a non-disclosure agreement (the “Non-Disclosure Agreement”), pursuant to which CGI agreed that any non-public information furnished to it or to its representatives by or on behalf of the Company would be considered confidential information and, for a period of 24 months from the date of the Non-Disclosure Agreement, would be kept confidential and be used only for purposes of evaluating a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives or as may be required by law.

     Under the Non-Disclosure Agreement, each of the Company and CGI also agreed, among other things, that for a period of 12 months from the date of the Non-Disclosure Agreement it would not (i) acquire, offer or make any proposal to acquire or agree to acquire, by means of purchase, merger, consolidation, takeover bid, or in any other manner, any securities of the other party, (ii) solicit “proxies” of stockholders of the other party, or seek to advise or influence any other person with respect to the voting securities of the other party, or form, join or in any way participate in a proxy group, in each case for any purpose, (iii) otherwise act alone or with others to seek to control or influence, in any manner, the management or the board of directors of the other party, (iv) have any discussions or enter into any arrangements, understandings or agreements with, or advise, finance, assist, encourage or act in concert with, any other person in connection with any of the foregoing or (v) make any public announcement with respect to any of the foregoing (except as may be required by applicable law, regulatory authorities or stock exchanges).
     Such summary and description of the Non-Disclosure Agreement are qualified in their entirety by reference to the Non-Disclosure Agreement, a copy of which is included as Annex II hereto.
Arrangements with Current Executive Officers and Directors of the Company.
     Overview
     The vested shares of Company Common Stock held by the Company’s directors and executive officers as of the time that the Offeror consummates the Offer (the “Acceptance Time”) will be treated in the same manner as outstanding shares of Company Common Stock held by other stockholders of the Company.
     Aside from their interests as stockholders of the Company, the Company’s directors and executive officers have interests in the Offer that may be different from, or in addition to, those of other stockholders of the Company generally. In considering the recommendation of the Company Board that you tender your shares of Company Common Stock pursuant to the Offer, you should be aware of these interests. The members of the Company Board were aware of and considered these interests, among other matters, in making their decision to recommend that you accept the Offer and tender your shares of Company Common Stock in the Offer. As described in more detail below, the interests of the Company’s executive officers and directors in the Offer that are different from, or in addition to, those of other stockholders of the Company consist of:
•	the accelerated vesting of options to purchase shares of Company Common Stock (“Company Stock Options”) immediately prior to the consummation of the Offer, and the settlement of such options in exchange for cash (as described below);
•	the accelerated vesting of Company restricted stock awards (“Company Restricted Stock”) subject to vesting or other forfeiture conditions or repurchase by the Company immediately prior to the consummation of the Offer, and the cancelation of such awards in exchange for cash (as described below);
•	in the case of executive officers, the receipt of certain payments and benefits under the executive officers’ change in control severance agreements upon certain types of termination of employment following the date of the Merger Agreement; and
•	in the case of executive officers, the receipt of gross-up payments to cover the cost of any excise tax imposed as a result of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), on certain payments received pursuant to the executive officers’ change in control severance agreements.
     The dates used below to quantify these interests have been selected for illustrative purposes only. They do not necessarily reflect the dates on which certain events will occur.

     Equity Awards
     Certain of the Company’s executive officers and directors hold Company Stock Options and shares of Company Restricted Stock. Each Company Stock Option, whether vested or unvested, that is outstanding prior to the consummation of the Offer will vest and be canceled in exchange for an amount in cash equal to (A) the excess, if any, of (x) the Offer Price over (y) the exercise price per share of Company Common Stock subject to such option, multiplied by (B) the number of shares of Company Common Stock for which such option shall not have been exercised. Each share of Company Restricted Stock (whether vested or unvested, and whether or not subject to performance-based vesting conditions) that is outstanding immediately prior to such time will vest and be converted into an amount in cash equal to the Offer Price.
     The following table shows the amount in cash that each executive officer and director is expected to receive, based on equity awards held as of May 11, 2010 and that would remain unvested in the ordinary course as of August 1, 2010, assuming the Acceptance Time occurs on that date, as a result of the cancelation of all Company Stock Options and shares of Company Restricted Stock held by the Company’s executive officers and directors.

	Company Stock	Company Restricted
	Options (1)	Stock (1)	Total
Executive Officer or Director	($)	($)	($)
Philip O. Nolan	1,040,400	5,584,015	6,624,415
Brian J. Clark	209,795	3,227,138	3,436,933
Gregory M. Denkler	412,965	2,159,250	2,572,215
George H. Wilson	412,953	2,159,250	2,572,203
E. Patrick Flannery	319,515	2,156,637	2,476,152
James H. Brabston	319,515	2,165,637	2,485,152
Scott D. Chaplin	236,926	2,166,300	2,403,226
Eric A. Wolking	277,439	1,633,729	1,911,168
John Brooks	73,823	160,388	234,211
William E. Karlson	0	126,488	126,488
James C. Hughes	0	126,488	126,488
Lt. General Richard L. Kelly	0	126,488	126,488
Charles S. Ream	0	79,050	79,050
John P. Riceman	0	79,050	79,050
General Jimmy D. Ross	0	79,050	79,050

(1)	Such amounts do not reflect the value of awards that are currently expected to vest in the ordinary course prior to August 1, 2010.
     Change in Control Severance Agreements
     The Company is a party to individual change in control severance agreements with certain of its executive officers that provide for certain payments and benefits upon a termination of employment by the Company (other than for cause, death or disability) or a resignation for good reason (as described below) at any time within the 24 months (or 36 months in the case of Mr. Nolan) following a change in control, such as the consummation of the Offer, or within a potential change in control period, such as the period that commenced upon the signing of the Merger Agreement and which will lapse upon consummation of the Offer. Copies of the change in control severance agreements are filed as Exhibits (e)(4)-(e)(11) hereto and are incorporated herein by reference.
     Under the change in control severance agreements, “good reason” means (i) a material diminution in the executive’s base salary, (ii) a material diminution in the executive’s authority, duties or responsibilities, (iii) a material diminution in the authority, duties or responsibilities of the supervisor to whom the executive is required to report, including a requirement that the executive report to a corporate officer or employee instead of directly to the Company Board (if the executive previously reported directly to the Company Board), (iv) a material diminution in the budget over which the executive retains authority, (v) a requirement that the executive be based out of an office that is both more than 50 miles from where the executive’s office is located immediately prior to a change in control and also more than 50 miles from the executive’s then-current principal residence, except for required travel on the Company’s business to an extent substantially consistent with the business travel obligations which the executive undertook of behalf of the Company prior to the change in control or (vi) any other action or inaction that constitutes a material breach by the Company of any written agreement between the Company and the executive.
     The change in control severance agreements provide for the following payments and benefits upon a change in control and qualifying termination:
•	a lump sum cash payment equal to two times (or three times in the case of Mr. Nolan) the sum of such executive officer’s base salary plus the highest annual incentive bonus paid to the executive for the prior three years;
•	an amount equal to the highest annual bonus paid to the executive for the prior three years, pro rated for the year of termination;
•	immediate vesting of any unvested equity awards, but only to the extent any outstanding equity awards were not assumed or substituted by the successor company at the time of the change in control; and
•	continuation of perquisites and health and welfare benefits for a maximum of two years (or three years in the case of Mr. Nolan), unless the executive breaches the release agreement or any other agreement with the Company which survives his termination or the executive becomes eligible under similar plans of a successor employer.
     In addition, the agreements provide that if the payment of any of the severance payments or benefits would trigger the excise tax provisions of Section 280G of the Code, the executive is entitled to a tax gross-up payment to cover the cost of any such excise tax (and interest or penalties relating thereto). Notwithstanding this provision of the agreements, if these excise tax provisions of the Code would not be triggered if the severance payments and benefits payable to the executive were reduced by 10%, such payments and benefits are to be reduced and the Company will have no obligation to pay the tax gross-up payment.
     No payments are owed to any of the executive officers under the terms of the agreements if the executive voluntarily terminates employment, is terminated for cause, or whose employment terminates as a result of death or disability. In addition, the executives must sign a standard release agreement in favor of the Company in order to receive the payments and benefits above. The agreements also provide for a standard non-disparagement and two-year non-competition covenant (which non-compete will be at the option of the acquiring company).
     Based on compensation and benefit levels as of May 11, 2010, and assuming that the Acceptance Time occurs on August 1, 2010 and that each executive officer experiences a qualifying termination of employment at that time, the executive officers would be entitled to receive the following cash severance payments, benefits and value of the accelerated vesting of equity awards under their change in control severance agreements.

			Accelerated	Accelerated		Estimated
	Cash	Incentive	Option	Stock		Tax Gross-up
	Severance (1)	Bonus (2)	Awards (3)	Awards (3)	Benefits (4)	Payment (5)	Total
Executive Officer	($)	($)	($)	($)	($)	($)	($)
Philip O. Nolan	3,291,001	206,236	1,040,400	5,584,015	145,667	4,077,253	14,344,572
Brian J. Clark	1,345,550	112,141	209,795	3,227,138	66,611	2,121,743	7,082,978
Gregory M. Denkler	1,040,200	77,541	412,965	2,159,250	77,112	1,508,060	5,275,128
George H. Wilson	1,020,400	74,204	412,953	2,159,250	76,520	1,480,431	5,223,758
E. Patrick Flannery	924,600	58,063	319,515	2,156,637	77,340	1,479,765	5,015,920
James H. Brabston	1,074,800	78,316	319,515	2,165,637	77,886	1,572,944	5,289,098
Scott D. Chaplin	1,063,800	78,147	236,926	2,166,300	75,961	1,522,336	5,143,470
Eric A. Wolking	782,000	47,515	277,439	1,633,729	61,068	1,111,192	3,912,943

(1)	Amounts in this column represent the executive officer’s fiscal 2011 base salary and the executive’s highest annual incentive bonus payment for the prior three years, multiplied by the severance multiple of two (or three for Mr. Nolan). The fiscal 2009 bonus was the highest bonus paid to each executive officer for the prior three years (except in the case of Mr. Wolking, whose highest bonus was his fiscal 2010 bonus).

(2)	Amounts in this column represent each executive officer’s annual incentive bonus for fiscal 2009 (for fiscal 2010 in the case of Mr. Wolking), which was the highest bonus paid to each executive officer for the prior three years, pro-rated based on the number of days worked during the fiscal year until termination.

(3)	Amounts in these columns represent the value of accelerated vesting of Company Stock Options and shares of Company Restricted Stock (including performance-based shares of Company Restricted Stock) held by the executive officer and unvested as of August 1, 2010. Accordingly, such amounts do not reflect the value of awards that are currently expected to vest prior to such date in the ordinary course. For Company Stock Options, amounts represent the intrinsic value of the unvested awards, or the difference between the Offer Price and the exercise price for the shares underlying the Company Stock Options. For shares of Company Restricted Stock, amounts represent the number of shares of unvested Company Restricted Stock multiplied by the Offer Price.

(4)	Amounts in this column include (i) the continuation of each executive officer’s perquisite allowance and tax planning and preparation assistance for two years, or three years for Mr. Nolan, in each case based on the fiscal 2010 amounts and (ii) the value of the continuation of medical and dental insurance coverage for two years, or three years for Mr. Nolan, based on the estimated monthly COBRA costs for each executive officer as of the end of fiscal 2010.

(5)	The imposition of excise taxes under Section 280G of the Code is conditioned on a variety of factors, including events that may occur after the Acceptance Time and actions taken by CGI. The amounts in this column reflect the Company’s estimate of the gross-up payment payable to each executive officer based on certain assumptions and estimates.
     Director Compensation
     Directors who are also the Company’s employees are not paid any fees or other compensation for services as members of the Company Board or of any committee of the Company Board. Directors who are not the Company’s employees are paid an annual fee of $95,000, of which (i) 25% is required to be paid in shares of Company Common Stock and (ii) 75% is eligible to be paid in cash, equity, or a combination of the two, at the election of the director (with any fractional shares payable in cash). The 25% of each director’s annual fee required to be paid in Company Common Stock, and any additional shares of Company Common Stock issued at the director’s election, consist of shares of Company Restricted Stock that vest one year after grant, based on continued service. Any shares of Company Restricted Stock granted as part of a director’s annual compensation that remain unvested immediately before the Acceptance Time will vest and be canceled in exchange for an amount in cash calculated as described above.
     Indemnification of Directors and Officers
     Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Company’s certificate of incorporation and bylaws provide for the indemnification of the Company’s directors and officers to the fullest extent permitted under the DGCL.
     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:
•	transaction from which the director derives an improper personal benefit;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or redemption of shares; or
•	breach of a director’s duty of loyalty to the corporation or its stockholders.
The Company’s certificate of incorporation includes such a provision.
     The Merger Agreement requires CGI, CGI Federal and the Surviving Corporation to honor all existing rights to indemnification in favor of all current and former directors and officers of the Company and its subsidiaries.
     In addition, the Merger Agreement requires CGI and CGI Federal to maintain the Company’s current directors’ and officers’ insurance and indemnification policies (or substitute insurance of at least the same coverage and amounts containing terms and conditions that are no less favorable to the indemnified parties) for six years following the consummation of the Merger. However, CGI and CGI Federal will not be required to pay premiums which on an annual basis exceed 300% of the last annual premium paid prior to the date of the Merger Agreement. The Merger Agreement also requires CGI, CGI Federal and the Surviving Corporation to indemnify, defend and hold harmless, and provide advancement of expenses to, the current and former directors and officers of the Company and the Company’s subsidiaries against certain losses and indemnified liabilities, including in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.
Solicitation or Recommendation.
     The Company Board has unanimously (1) deemed it advisable and in the best interests of the Company and its stockholders that the Company enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (2) declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its stockholders, (3) approved the form, terms and conditions of the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (4) resolved to recommend that the Company’s stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by applicable law, vote their shares of Company Common Stock in favor of adoption of the Merger Agreement.
     Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that Stanley’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.

Background of the Offer and Reasons for Recommendation.
     Background of the Offer
     Since the Company’s initial public offering in 2006, the Company’s management from time to time has received interest from potential buyers regarding an acquisition of all or part of the Company. Philip O. Nolan, the Chairman, President and Chief Executive Officer of the Company (the “Company CEO”), kept the Company Board apprised of such indications as they arose. In addition, from time to time, the Company Board has proactively considered strategic transactions as a means of maximizing stockholder value. In the spring of 2008, the Company Board authorized management to evaluate possible candidates for a business or strategic combination and management utilized the services of an investment bank to do so (the “2008 Process”). During the 2008 Process, which ran from the spring of 2008 into the fall of 2008, the investment bank contacted 14 companies. Of the 14 companies contacted, two parties (referred to as Party A and Party B) executed non-disclosure agreements (each containing standstill covenants), met with the Company’s management and received confidential information. Both decided not to submit a written indication of value, and the Company determined to proceed with its strategic operating plan.
     On February 9, 2010, Serge Godin, Executive Chairman of the Board of CGI (the “CGI Chairman”), contacted the Company CEO to express CGI’s interest in pursuing discussions with the Company regarding a potential strategic transaction between the Company and CGI. The Company CEO agreed to meet with the CGI Chairman on February 16, 2010.
     On February 16, 2010, the CGI Chairman, accompanied by Michael E. Roach, President and Chief Executive Officer of CGI (the “CGI CEO”), and George Schindler, President of CGI Federal, met with the Company CEO to discuss a potential business combination. During this meeting, the CGI Chairman, the CGI CEO and Mr. Schindler confirmed that CGI was considering making a friendly offer to acquire the Company and that CGI was willing to pay a fair premium for the Company. At the meeting, the Company CEO agreed that if CGI presented an indication of value for the Company that was sufficiently compelling, the Company would agree to a follow-up meeting with additional members of the executive management teams of the Company and CGI.
     On February 23, 2010, the Company CEO was contacted by the CGI Chairman to discuss further a potential strategic transaction between the Company and CGI. During this discussion, the CGI Chairman provided a verbal indication of value for the Company of $33.50 per share of Company Common Stock, representing a premium of approximately 39% over the then trading price of shares of Company Common Stock. The Company CEO and the CGI Chairman agreed that a non-disclosure agreement should be executed to allow the Company to share with CGI confidential information about the Company’s business and that a follow-up meeting should be scheduled with members of the executive management teams of the Company and CGI.
     Beginning shortly after the Company was first contacted by CGI and fairly regularly thereafter until the execution of the Merger Agreement, the Company CEO had informal discussions with, and received input from, members of the Company Board about the nature and progress of the Company’s discussions with CGI.
     Also on February 23, 2010, the Company and CGI executed the Non-Disclosure Agreement, pursuant to which the Company would furnish CGI, on a confidential basis, certain information concerning the Company for the purpose of CGI’s evaluation of a possible transaction between the Company and CGI. The Non-Disclosure Agreement also contained a standstill covenant pursuant to which CGI and the Company agreed, subject to certain conditions, not to attempt to acquire or otherwise seek control of the other party, on an unsolicited basis, prior to February 23, 2011.
     On February 24, 2010, the Company contacted Sagent Advisors Inc. (“Sagent”) to retain them as an independent financial advisor to the Company. Certain members of the Sagent team were previously employed with the investment bank that had been involved in the 2008 Process.
     On March 3, 2010, representatives of CGI, including the CGI Chairman, the CGI CEO, and George Schindler, Andre Imbeau, Executive Vice-Chairman of the Board and Corporate Secretary of CGI, R. David Anderson, Chief Financial Officer of CGI, and Donna S. Morea, President, U.S., Europe and Asia, of CGI, met with the Company CEO, Brian J. Clark, Executive Vice President, Chief Financial Officer and Treasurer of the Company (the “Company CFO”), Scott D. Chaplin, Senior Vice President, General Counsel and Secretary of the Company, George H. Wilson, Executive Vice President of the Company, Gregory M. Denkler, Executive Vice President of

Shared Services of the Company, James H. Brabston, then the Senior Vice President of Mission Systems Group of the Company (now Chief Operating Officer of the Company), E. Patrick Flannery, Senior Vice President of Business Operations Group of the Company, and Eric A. Wolking, Senior Vice President of Technical Programs Group of the Company. During this meeting, each executive team made a presentation regarding its business.
     On March 5, 2010, in the process of continuing negotiations, the CGI Chairman verbally communicated to the Company CEO that CGI would be willing to increase its per share valuation of the Company to $36.75 and was prepared to begin to conduct detailed due diligence, subject to the Company granting CGI a period of exclusivity during which CGI would conduct its due diligence and the parties would negotiate definitive agreements. The CGI Chairman also indicated that CGI expected a stockholder voting agreement involving certain of the Company’s largest inside stockholders to be executed as a condition to any transaction, as well as a customary termination fee. The CGI Chairman indicated that CGI was not willing to proceed unless the Company agreed to those conditions.
     On March 8, 2010, the Company and Sagent executed an engagement letter setting forth the terms of Sagent’s engagement as independent financial advisor to the Company.
     On March 9, 2010, the Company held a special meeting of the Company Board by telephone conference. The meeting was also attended by representatives of Sagent and Cravath, Swaine & Moore LLP (“Cravath”), outside legal counsel to the Company. Representatives of Cravath explained the Company Board’s fiduciary duties in connection with its consideration of the proposed transaction with CGI. Representatives of Sagent presented a preliminary valuation analysis of the Company to the Company Board in order to assist the Company Board in evaluating the terms of CGI’s proposal. The Company Board received an update from the Company CEO regarding the Company’s discussions with CGI, including the CGI Chairman’s indication of a price of $36.75 per share. In addition, the Company Board and representatives of Sagent discussed the merits of the verbal offer and its stated conditions. The Company Board discussed with its advisors the various considerations associated with proceeding with CGI as opposed to restarting a process similar to the 2008 Process. After lengthy discussion, the Company Board agreed that Sagent should inform CGI that the Company would be willing to consider entering into a period of exclusivity with CGI if CGI would raise its indicative value. The Company CEO recommended, and the Company Board agreed, that the Company propose $38.25 as a per share price at which the Company Board would consider exclusivity, and the Company CEO instructed Sagent to communicate this position to CGI. Upon recommendation by the Company CEO, the Company Board also authorized Sagent to contact two parties, Party A and Party B, who had expressed interest in a potential acquisition of the Company during the 2008 Process, in order to determine whether either party was interested in pursuing a business combination at that time.
     On March 10, 2010, representatives of Sagent communicated to CGI that the Company Board would be willing to consider entering into a period of exclusivity with CGI at an indicative value of $38.25 per share.
     On March 10, 2010, representatives of Sagent contacted Party A. Representatives of Sagent asked the management of Party A whether Party A would have an interest in pursuing a transaction with the Company at a price per share of Company Common Stock at or about $38.25 per share. On March 16, 2010, Party A contacted Sagent to inform Sagent and the Company that an acquisition of the Company was not currently a strategic priority for Party A and that Party A had decided not to pursue a transaction at that time.
     On March 10, 2010, representatives of Sagent contacted Party B. Representatives of Sagent asked the management of Party B whether Party B would have an interest in pursuing a transaction with the Company at a price per share of Company Common Stock at or about $38.25 per share. On March 19, 2010, Party B contacted Sagent to inform Sagent and the Company of their decision not to pursue a transaction at that time.
     On March 12, 2010, the Company CEO contacted the Chief Executive Officer of another company in the industry who had previously indicated possible interest in a business combination with the Company, and such party expressed that they would not be able to pursue such a transaction at that time.
     On March 13, 2010, a telephone conversation took place between the Company CEO and the CGI Chairman, during which the CGI Chairman verbally communicated to the Company CEO that CGI was increasing its per share valuation of the Company to $37.00, but again reiterated that CGI would require a period of exclusivity for detailed due diligence and the negotiation of definitive agreements, as well as a stockholder voting agreement involving certain of the Company’s largest inside stockholders and a customary termination fee. The CGI Chairman and the Company CEO also discussed CGI’s internal estimate of potential cost savings that could be achieved in a business combination transaction. The parties agreed that it would be productive to further explore CGI’s contemplated cost savings.

     During the week of March 15, 2010, representatives of Sagent and the Company CFO held discussions with management employees of CGI with the objective of identifying and agreeing to achievable cost savings, including a review of the Company’s indirect cost structure.
     On March 31, 2010, the CGI Chairman contacted Sagent to verbally inform the Company that CGI had increased its per share valuation to $37.50. Based upon CGI’s review of the information that was provided by the Company to CGI, as well as CGI’s internal cost savings analysis, the CGI Chairman indicated that CGI would not increase its per share valuation any higher than $37.50. During this conversation, the CGI Chairman again reconfirmed that the grant of a period of exclusivity to conduct due diligence and to negotiate definite agreements was a precondition to moving forward. He also reiterated that CGI would expect a stockholder voting agreement involving certain of the Company’s largest inside stockholders and a customary termination fee.
     On April 6, 2010, the Company held a special meeting of the Company Board by telephone conference. Representatives of Sagent and Cravath also participated in the special meeting. Representatives of Cravath discussed with the Company Board its fiduciary duties in connection with the proposal to enter into an exclusivity arrangement with CGI and evaluating the potential transaction. The Company Board then discussed CGI’s $37.50 per share valuation and considered whether to grant limited exclusivity to CGI based on that indicative price. The Company Board also discussed CGI’s repeated indication that it would not proceed without a period of exclusivity and considered the views of Sagent regarding the risk of CGI’s refusal to proceed with negotiations if not granted a period of exclusivity. Representatives of Sagent also presented their updated views regarding the Company’s valuation based on current market information. The Company Board discussed at length the various considerations associated with granting a period of exclusivity to CGI and of pursuing a transaction with CGI at $37.50 per share. The Company Board also discussed the appropriate size of an acceptable termination fee in a definitive merger agreement and CGI’s request for a stockholders agreement, including the nature of the provisions of an acceptable stockholders agreement. The Company Board decided not to further solicit alternative proposals to CGI’s proposal in light of, among other things, the attractiveness of CGI’s proposal, CGI’s insistence on exclusivity as a condition to further discussions and the fact that, pursuant to a definitive agreement, the Company Board would be permitted, under certain circumstances, to authorize the Company to provide information to and conduct negotiations with a third party in connection with an unsolicited acquisition proposal. The Company Board also considered the risks to the business of conducting a broader process. At the conclusion of the special meeting, the Company Board agreed to direct the management of the Company to grant exclusivity to CGI until May 6, 2010, at an indicative offer price of $37.50 per share, provided that an acceptable termination fee was agreed upon with CGI in advance and provided that the terms of any stockholder agreement would be customary, including with respect to the termination thereof.
     During the week of April 6, 2010, the management teams and legal advisors of the Company and CGI discussed and negotiated the size of a termination fee that would be acceptable to the Company Board. At the conclusion of this negotiation, the parties agreed that the termination fee would be $28 million.
     On April 9, 2010, CGI submitted a non-binding proposal to acquire the Company for $37.50 per share of Company Common Stock which, among other things, reflected the parties’ agreed upon $28 million termination fee.
     On April 9, 2010, the Company and CGI executed an agreement which provided CGI with a period of exclusivity through the close of business on May 6, 2010 (the “Exclusivity Agreement”).
     On April 9, 2010, following the execution of the Exclusivity Agreement, the Company granted CGI access to an online data room, which contained detailed financial, operating and other information about the Company.
     During the weeks of April 12, 2010 through May 3, 2010, CGI dispatched a large team and conducted a comprehensive review of the Company’s business and operations through the examination of confidential documents within the online data room, as well as multiple in-person due diligence sessions with various members of the Company’s management.
     On April 13, 2010, representatives of Cravath, on behalf of the Company, delivered to Holland & Knight LLP (“H&K”), outside counsel to CGI, an initial draft of a proposed Merger Agreement. On April 18, 2010, representatives of Cravath, on behalf of the Company, delivered to H&K an initial draft of a proposed Stockholders Agreement. From April 20, 2010 through May 6, 2010, the management teams and representatives of legal and financial advisors (including outside regulatory counsel) of the Company and CGI negotiated the terms of the Merger Agreement and the Stockholders Agreement. During that period, numerous drafts of the Merger Agreement and the Stockholders Agreement and related documentation were negotiated and exchanged between the parties.

     In addition, from April 20, 2010 through April 27, 2010, the management teams and legal advisors (including outside regulatory counsel) of the Company and CGI had numerous discussions and negotiations concerning certain provisions of the Merger Agreement related to regulatory matters. On the evening of April 26, the management teams and legal advisors (including outside regulatory counsel) of the Company and CGI met to discuss these provisions and agreed that CGI would commit to make certain changes required or imposed by the Department of Defense, Defense Security Service to CGI Federal’s Special Security Agreement and to accept all restrictions or conditions imposed or requested by such governmental agency on the operations of the Company or on CGI’s control of the Company, but in all cases CGI would be permitted to sell or otherwise dispose of a particular government contract rather than accept such restrictions or conditions. Additionally, CGI would not be required to accept any restrictions or conditions (with certain exceptions) with respect to government contracts that collectively represent annual Company revenues in excess of $150.0 million.
     On each of April 19, April 26, April 28 and April 30, 2010, the Company Board convened telephonically and the Company CEO provided the Company Board with updates on CGI’s due diligence process and ongoing legal negotiations regarding the Merger Agreement. At each such meeting, the Company Board continued discussions evaluating the proposed transaction with CGI.
     On April 30, 2010, at the Company Board’s direction, representatives of Sagent and the Company’s management requested that CGI increase its offer price to $38.50 as a result of the Company’s financial performance for the fiscal year ended March 31, 2010.
     On May 2, 2010, representatives of the Company and Sagent conducted a conference call with the CGI Chairman, CGI’s Chief Executive Officer and Claude Séguin, CGI’s Senior Vice-President, Corporate Development and Strategic Investments, to discuss certain terms of the Merger Agreement as well as the Company’s requested increase of CGI’s proposed offer price. During this conference call, CGI reaffirmed its proposed offer price of $37.50 per share of Company Common Stock and indicated that CGI would not increase its offer price.
     On May 3, 2010, the Company Board convened telephonically to discuss CGI’s offer of $37.50 per share of Company Common Stock. The Company Board discussed, among other things, the likelihood of other industry participants being interested in acquiring the Company at a price exceeding that offered by CGI. At the conclusion of the meeting, the Company Board authorized the Company and its advisors, Sagent and Cravath, to proceed to negotiate a final draft of the Merger Agreement at CGI’s proposed price of $37.50 per share.
     On May 3, 2010, the Company distributed a draft of the Merger Agreement and related documentation, all in substantially final form, to the Company Board, together with related documents for the Company Board’s consideration.
     On May 6, 2010, the Company Board held its regularly scheduled quarterly meeting. All of the Company’s directors attended the meeting in person. Representatives of Sagent and Cravath were also present. During this meeting, Cravath reviewed with the Company Board the Company Board’s fiduciary duties with respect to the proposed transaction with CGI. The Company Board also engaged in a thorough review with representatives of Cravath of key provisions of the Merger Agreement. Representatives of Cravath responded to numerous questions from members of the Company Board regarding the Merger Agreement and the transaction generally. Sagent presented its analysis of the Offer and Merger and delivered an oral opinion, subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in the written opinion, the $37.50 per share cash consideration to be received by the holders of shares of Company Common Stock in the Offer and the Merger was fair to the holders of Company Common Stock from a financial point of view. Representatives of Sagent responded to numerous questions from members of the Company Board regarding their financial analyses of the Company and the Offer and Merger. After further discussion, the Company Board unanimously approved the proposed Merger Agreement, Offer and Merger.
     Following the approval of the transaction by the Company Board on May 6, 2010, the Merger Agreement and other transaction-related documents were signed and, on the morning of May 7, 2010, CGI and the Company issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release issued by the Company and CGI has been filed as Exhibit (a)(8) and is incorporated herein by reference.
     Reasons for Recommendation
     In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board consulted with the Company’s senior management, outside legal counsel and independent financial advisor. In recommending that the Company’s stockholders accept the Offer, tender their shares of Company Common Stock to the Offeror pursuant to the Offer and, if required by applicable law, vote their shares of Company Common Stock in favor of adoption of the Merger Agreement, the Company Board also considered a number of factors, including the following:
•	the Company Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including continuing as a stand-alone entity;
•	the fact that the $37.50 Offer Price represents a 21.0% premium to the closing price of shares of Company Common Stock on May 5, 2010, the last trading day prior to the execution of the Merger Agreement, and a 20.8% premium to the Company’s 30-day volume weighted average stock price and a 27.3% premium to its 60-day average;
•	the Company Board’s belief that the Offer Price compares very favorably with that of other acquisition transactions in the Company’s industry;
•	the fact that the Offer provides for a cash tender offer for all shares of Company Common Stock held by the Company’s stockholders to be followed by the Merger, which allows the Company’s stockholders to quickly realize a fair value, in cash, for their investment and provides stockholders certainty of value for their shares;
•	the presentation by Sagent on May 6, 2010 to the Company Board, together with its written opinion dated May 6, 2010, that, as of such date and based on and subject to the factors, assumptions and limitations set forth in the opinion, the $37.50 per share cash consideration to be received by the holders of shares of Company Common Stock in the Offer and the Merger was fair to such holders from a financial point of view. The full text of Sagent’s written opinion, dated May 6, 2010, is attached hereto as Annex I;
•	the Company Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arm’s length negotiations between the Company and its advisors, on the one hand, and CGI and its advisors, on the other hand;
•	the fact that CGI’s, CGI Federal’s and the Offeror’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions and that CGI, CGI Federal and the Offeror make representations and warranties in the Merger Agreement about the sufficiency of its financial resources to purchase shares of Company Common Stock pursuant to the Offer and to consummate the Merger;
•	the fact that the Offeror must extend the Offer until at least November 6, 2010, if, on any then-scheduled expiration date, any of the conditions to the consummation of the Offer is not satisfied and has not been waived;
•	the fact that the potential for closing in a relatively short timeframe provided by the structure of the transaction could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption;
•	the fact CGI has agreed in the Merger Agreement to make certain changes to CGI Federal’s Special Security Agreement and to take any and all other actions requested by government agencies with respect to government contracts that collectively represent annual Company revenues not in excess of $150.0 million, which provides greater assurance that the Offer and the Merger will be consummated;
•	the fact that the Company Board would be permitted, in accordance with the terms of the Merger Agreement, to authorize the Company and its subsidiaries to provide information to and engage in discussions or negotiations with a third party following the receipt of a bona fide written alternative acquisition proposal that the Company Board determines in good faith, after consultation with outside legal counsel and the Company’s independent financial advisor, constitutes or could reasonably be expected to lead to a superior proposal;

•	the fact that, subject to compliance with the terms and conditions of the Merger Agreement (including provisions regarding notification to CGI of certain matters, provisions regarding further negotiations with CGI and provisions regarding payment of a $28 million termination fee), in certain circumstances, the Company may terminate the Merger Agreement in connection with a determination by the Company Board to enter into a superior transaction with a third party;
•	the Company Board’s belief that the termination fee of $28 million would not be a significant deterrent to competing offers and that the amount of such fee was believed to be within the range of termination fees payable in comparable transactions; and
•	the availability of appraisal rights of holders of shares of Company Common Stock who comply with all of the required procedures under Delaware law.
     The Company Board also considered a number of uncertainties and risks in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:
•	the fact that the Company had not recently solicited bids from other potential buyers (other than Party A and Party B) or recently conducted an auction process, considering the risks to the business of such a broader process;
•	the potential disruption to the Company’s business that could result from the public announcement and pendency of the Offer, the Merger and the other transactions contemplated by the Merger, including the possible diversion of management and employee attention, potential employee attrition and the potential effect on the Company’s business relationships;
•	the possibility that the Offer, the Merger and the other transactions contemplated by the Merger Agreement might not be completed in a timely manner or at all due to the necessity of receiving approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Exon-Florio Amendment to Section 721 of the Defense Production Act of 1950, as amended (including any approval by the Committee on Foreign Investment in the United States), the National Industrial Security Program Operating Manual, the International Traffic in Arms Regulations and any other applicable antitrust or national security laws and regulations;
•	the fact that the Offeror is not obligated to purchase any shares of Company Common Stock in the Offer unless, among other things, at least a majority of the outstanding shares of Company Common Stock (determined on a fully diluted basis) have been validly tendered and not withdrawn in accordance with the terms of the Offer and certain regulatory approvals are received;
•	the fact that an all-cash transaction will be taxable to the Company’s stockholders for U.S. Federal income tax purposes;
•	the fact that the Company’s stockholders will not participate in future growth of the Company and will not benefit from any appreciation in value of the combined company;
•	the fact that the Merger Agreement contains contractual restrictions on the conduct of the Company’s business prior to the completion of the transactions contemplated by the Merger Agreement; and
•	the fact that, subject to the limitations set forth in the Merger Agreement, the Company could be required to pay a termination fee of $28 million in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions or a change in the Company Board’s recommendation to the Company’s stockholders, as well as the potential for such termination fee to discourage third parties from proposing a competing business combination transaction after the Merger Agreement was signed.
     The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweighed the risks and uncertainties of the Offer and the Merger.
     The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the

Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their recommendation, the members of the Company Board were aware of the interests of executive officers and directors of the Company as described under “Arrangements with Current Executive Officers and Directors of the Company” in Item 3 above.
Intent to Tender.
     To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Company Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. Certain of the Company’s stockholders, including executive officers and one non-executive member of the Company Board, entered into a Stockholders Agreement with CGI under which such stockholders have agreed to tender certain shares of Company Common Stock beneficially owned by them in the Offer and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The Stockholders Agreement terminates in the event the Merger Agreement is terminated. As of May 6, 2010, the Shares subject to the Stockholders Agreement represented in the aggregate approximately 13.2% of the issued and outstanding shares of Company Common Stock.
Opinion of the Company’s Financial Advisor.
     On May 6, 2010, Sagent delivered its oral opinion to the Company Board, which opinion was subsequently confirmed by delivery of a written opinion dated May 6, 2010, to the effect that, as of such date, and based upon and subject to various assumptions made, matters considered and limitations described in the opinion, the $37.50 per share cash consideration to be received by the holders of shares of Company Common Stock in the Offer and the Merger (the “Transaction Consideration”) was fair to such holders from a financial point of view.
     The full text of Sagent’s opinion describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Sagent. The full text of Sagent’s written opinion, dated May 6, 2010, is attached hereto as Annex I. Sagent’s opinion is directed only to the fairness, from a financial point of view, to the holders of shares of Company Common Stock of the Transaction Consideration and does not address the fairness of any other aspect of the transactions contemplated by the Merger Agreement. The opinion also does not address the Company’s underlying business decision to proceed with the Offer and the Merger. The opinion does not constitute a recommendation to any holder of shares of Company Common Stock as to whether to tender into the Offer or how to vote with respect to the Merger or otherwise how to act with respect to the Offer and the Merger, nor did it constitute a recommendation to the Company Board to vote to approve the Offer and the Merger. Holders of shares of Company Common Stock are encouraged to read Sagent’s opinion carefully in its entirety.
     In arriving at its opinion, Sagent:
•	reviewed the Merger Agreement and the exhibits attached thereto;
•	reviewed financial and other information that was publicly available or furnished to it by the Company;
•	reviewed financial projections of the Company for the period beginning April 1, 2010 and ending March 31, 2015 prepared by the management of the Company;
•	met with the management of the Company to review and discuss such information and the business, operations and future prospects for the Company;
•	compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets;
•	reviewed the historical stock prices and trading volumes of shares of Company Common Stock;

•	reviewed prices and premiums paid in certain other business combinations; and
•	conducted such other financial studies, analyses and investigations as Sagent considered appropriate.
     In its review and analysis, Sagent relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to Sagent from public sources, that was provided to Sagent by the Company or its representatives or that Sagent otherwise reviewed, and Sagent assumed that the Company was not aware of any information prepared by the Company or its advisors that would be material to Sagent’s opinion that was not made available to Sagent. With respect to the financial projections supplied to Sagent, Sagent relied upon representations that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. Sagent did not assume any responsibility for making an independent evaluation or appraisal of any assets or liabilities of the Company, contingent or otherwise, or for making any independent verification of any of the information it reviewed. Sagent assumed that the Offer and the Merger would be consummated in a timely manner and in accordance with the terms of the Merger Agreement, without any limitations, restrictions, conditions, amendments, waivers or modifications, regulatory or otherwise, that collectively would have a material effect on the Transaction Consideration. The Sagent opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Sagent as of, May 6, 2010. In addition, the Sagent opinion did not address the fairness of the amount or nature of the compensation, if any, to be received by any officers, directors or employees of the Company, or any class of such persons, as a result of, or in connection with, the Offer or the Merger relative to the amounts to be paid or issued to any stockholders of the Company in the Offer or the Merger. The issuance of Sagent’s opinion was approved by the fairness and valuation committee of Sagent.
     In connection with rendering its opinion, Sagent performed a variety of financial and comparative analyses. The material analyses are summarized below. The Company placed no limitations on the scope of Sagent’s investigation or the procedures followed by Sagent in rendering its opinion.
     The preparation of a fairness opinion involves various qualitative determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis. Accordingly, Sagent believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Sagent’s analyses and opinion. Sagent did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support Sagent’s opinion. Rather, Sagent arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.
     The forecasts and estimates of the Company’s future performance provided by the management of the Company that are in or underlying Sagent’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Sagent considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of anyone involved with the Offer or the Merger. Estimates of the financial value of companies or securities do not purport to be appraisals nor do they necessarily reflect the prices at which companies or securities may actually be sold.
     The Transaction Consideration was determined through arm’s length negotiation between the Company and CGI. Sagent did not recommend any specific amount or type of consideration to the Company or the Company Board or that any specific amount or type of consideration constituted the only appropriate amount or type of consideration for the Offer and the Merger.
     The following is a summary of the material financial analyses performed by Sagent and reviewed by the Company Board in connection with Sagent’s opinion relating to the Offer and the Merger. The order of the analyses described does not represent relative importance or weight given to those analyses by Sagent. The financial analyses summarized below include information presented in tabular format. In order to fully understand Sagent’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Sagent’s financial analyses.

     Selected Public Companies Analysis
     Sagent compared certain financial information of the Company with corresponding financial information of selected publicly traded government services companies that Sagent judged to be relevant. These companies were selected, among other reasons, because of their operational and overall business similarities with the Company’s business. The companies reviewed in connection with this analysis were as follows:
     Selected Companies:
•	CACI International Inc.
•	ICF International Inc.
•	Kratos Defense & Security Solutions, Inc.
•	ManTech International Corp.
•	NCI, Inc.
•	SAIC, Inc.
•	SRA International Inc.
     Sagent reviewed, among other things, (1) enterprise values (calculated as market value of equity plus net debt plus preferred stock plus minority interest) as multiples of the estimated earnings before interest, taxes, depreciation and amortization, referred to herein as EBITDA, for the calendar year 2010 and (2) market values of equity, on a fully diluted basis, as multiples of estimated earnings for the calendar year 2010. Sagent then compared the multiples derived for the selected companies with corresponding multiples implied for the Company based on (1) the closing price of shares of Company Common Stock on May 5, 2010, the day prior to the execution of the Merger Agreement, referred to herein as “at market”, and (2) the Transaction Consideration of $37.50 per share. Trading data for the selected companies were based on closing stock prices on May 5, 2010, the day prior to the execution of the Merger Agreement. Estimated financial data for the selected companies was based on consensus research analysts’ estimates. Estimated financial data for the Company was based on forecasts provided by the management of the Company.
     This analysis indicated the following low, mean, median and high implied multiples for the selected companies, as compared to corresponding multiples implied for the Company, based both on the closing price of shares of Company Common Stock on May 5, 2010 and the Transaction Consideration of $37.50 per share:

	Enterprise Value as	Equity Value as
	Multiple of Estimated	Multiple of Estimated
	2010 Calendar Year	2010 Calendar Year
	EBITDA	Earnings
Low	6.7x	12.8x
Mean	7.8x	14.8x
Median	7.9x	14.7x
High	9.3x	17.1x
The Company, at market	9.7x	15.7x
The Company, at the Transaction Consideration	11.3x	18.7x

     This analysis led Sagent to a reference range for the Company of $20.53 per share to $30.11 per share based on estimated implied 2010 EBITDA multiples of 6.7x to 9.3x and $25.34 per share to $33.43 per share based on estimated implied 2010 earnings multiples of 12.8x to 17.1x.
     Selected Precedent Transactions Analysis
     Sagent compared certain financial information relating to the Offer and the Merger with corresponding financial information for nine selected business combinations involving publicly traded government services companies, announced between August 2003 and December 2008, which Sagent judged to be relevant. The nine transactions reviewed in connection with this analysis were as follows:

Target	Acquiror
• SI International, Inc.	• Serco Group plc
• MTC Technologies	• BAE Systems
• Anteon International	• General Dynamics
• The Titan Corp.	• L-3 Communications
• PEC Solutions	• Nortel Networks Corp.
• DigitalNet Holdings, Inc.	• BAE Systems
• Defense and Intelligence Group (AMS)	• CACI International, Inc.
• Affiliated Computer Services’ Federal Information Systems	• Lockheed Martin
• Veridian Corporation	• General Dynamics

     Sagent reviewed, among other things, the transaction values (calculated as purchase price paid for a target company’s equity plus net debt plus preferred stock plus minority interest) as multiples of EBITDA for the latest twelve months for which there was publicly reported financial information as of the date on which each transaction was announced, referred to herein as “LTM”. Sagent then compared the LTM EBITDA multiples derived from the selected transactions with the corresponding LTM EBITDA multiple (as of 12/25/2009) and estimated LTM EBITDA multiple (as of 3/31/2010) for the Company, as provided by the management of the Company, implied for the transaction based on the Transaction Consideration of $37.50 per share. This analysis indicated the following implied low, mean, median and high multiples for LTM EBITDA, based on the selected transactions, as compared to the corresponding multiples implied in the Offer and the Merger:

Enterprise Value as
Multiple of LTM
EBITDA
Low	10.7x
Mean	12.6x
Median	11.4x
High	16.4x
The Company, LTM EBITDA as of 12/25/2009	12.0x
The Company, LTM EBITDA as of 3/31/2010 (estimated)	11.8x

     Sagent applied the following selected multiple ranges, based on its judgment after review of the comparability of the transactions comprising the selected transactions analysis, to corresponding financial data for the Company:

Selected Multiple Range of
Enterprise Value as
Multiple of LTM
EBITDA
Low	10.5x
High	12.5x

     This analysis led Sagent to a reference range for the Company of $32.18 per share to $39.07 per share based on the Company’s LTM EBITDA (as of 12/25/2009) and $33.06 per share to $40.12 per share based on the Company’s estimated LTM EBITDA multiple (as of 3/31/2010).
     Discounted Cash Flow Analysis
     Sagent performed a discounted cash flow analysis to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that the Company could generate over the period from the fiscal year ending March 31, 2010 through the fiscal year ending March 31, 2015, based on estimates of the management of the Company. Sagent calculated a range of terminal values for the Company by applying perpetuity growth rates ranging from 3.25% to 3.75%. The cash flows and terminal values were then discounted to present value using after-tax discount rates ranging from 9.0% to 10.0%, based on Sagent’s review of the Company’s weighted average cost of capital and the weighted average cost of capital of the Company’s selected peer group listed above.

     This analysis led Sagent to a reference range for the Company Common Stock of $29.62 per share to $38.68 per share.
Premiums Paid Analyses
     Sagent performed a premiums paid analysis of the Offer and the Merger based upon its review and analysis of the range of premiums paid in selected announced public acquisition transactions. Sagent selected these transactions through a review of SEC filings and public databases and applying the following criteria:
•	all transactions publicly announced from May 1, 2005 through May 1, 2010, involving public target companies with enterprise values between $750 million and $1.25 billion; and
•	selected transactions publicly announced from August 2003 through December 2008, involving the nine precedent transactions in the government services industry listed above.
     Medium premiums were calculated as a percentage of the target companies’ closing stock price for the trading day (1) one day prior to each transaction announcement, (2) one week prior to each transaction announcement and (3) four weeks prior to each transaction announcement. Sagent then calculated an implied equity value per share of Company Common Stock based on such median premiums, together with the Company’s closing stock price as of such dates. The medians of premiums paid relative to the target companies’ stock prices one day, one week and four weeks prior to announcement of the transactions, together with the Company’s implied equity value per share, were as follows:

	1-Day Premium	1-Week Premium	4-Week Premium
All Public Transactions with Enterprise Value between $750 million — $1.25 billion, Last 5 Years
Median	23.5%	24.5%	28.0%
Implied Equity Value per Share of Company Common Stock	$38.28	$39.10	$37.22
Selected Public Government Services Transactions
Median	31.5%	30.8%	28.9%
Implied Equity Value per Share of Company Common Stock	$40.77	$41.07	$37.51

     Sagent also performed a premiums paid analysis of the Offer and the Merger consisting of a review of the Company’s historical stock price, based on volume weighted average price, referred to herein as VWAP, over various periods as compared to the $37.50 per share Transaction Consideration. The implied premium of the $37.50 per share Transaction Consideration over the VWAPs during such periods, together with the implied premium of such consideration over the closing price of shares of Company Common Stock on May 5, 2010, were as follows:

	Price	Premium
Closing Price on May 5, 2010	$31.00	21.0%
30-Day VWAP	$31.05	20.8%
60-Day VWAP	$29.46	27.3%
90-Day VWAP	$26.70	40.5%
LTM VWAP	$27.48	36.5%
2-Year VWAP	$29.65	26.5%

     Miscellaneous
     The Company Board selected Sagent as its financial advisor in connection with the Offer and the Merger because the professionals of Sagent have substantial experience in similar transactions. Sagent, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
     The Company has retained Sagent to act as the Company’s financial advisor in connection with the transactions contemplated by the Merger Agreement. Pursuant to a letter agreement dated March 8, 2010, the Company engaged Sagent to act as its financial advisor in connection with a possible sale of the Company. Pursuant to the terms of the engagement letter, the Company has agreed to pay Sagent a customary fee for its services in connection with rendering its fairness opinion, which fee is not contingent on the consummation of the Offer and the Merger, as well as an additional, substantially larger customary advisory fee, which is contingent on the consummation of the Offer and the Merger. The Company also has agreed to reimburse Sagent for all reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel, and to indemnify Sagent and related persons against liabilities relating to or arising out of such engagement.
     Prior to the engagement, Sagent had no prior relationship with the Company. However, certain members of the Sagent team were previously employed with the investment bank that was involved in the 2008 Process. Sagent and its affiliates in the future may provide investment banking and other financial services to the Company or CGI unrelated to the proposed Offer, for which services Sagent and its affiliates would expect to receive compensation.
     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Securities Transactions.
     No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

		Number of	Price Per
Name of Person	Transaction Date	Shares	Share (a)	Nature of Transaction
Brian J. Clark	5/8/2010	1,012	$25.15	Vesting of Company Restricted Stock.
	5/8/2010	5,244	$25.15	Vesting of Company Stock Options.
Eric A. Wolking	5/8/2010	233	$25.15	Vesting of Company Restricted Stock.
	5/8/2010	1,166	$25.15	Vesting of Company Stock Options.
George H. Wilson	5/8/2010	698	$25.15	Vesting of Company Restricted Stock.
	5/8/2010	3,617	$25.15	Vesting of Company Stock Options.
Gregory M. Denkler	5/8/2010	698	$25.15	Vesting of Company Restricted Stock.
	5/8/2010	3,616	$25.15	Vesting of Company Stock Options.
James H. Brabston	5/8/2010	3,399	$25.15	Vesting of Company Stock Options.
Patrick E. Flannery	5/8/2010	656	$25.15	Vesting of Company Restricted Stock.
	5/8/2010	3,399	$25.15	Vesting of Company Stock Options.

		Number of	Price Per
Name of Person	Transaction Date	Shares	Share (a)	Nature of Transaction
Philip O. Nolan	5/8/2010	2,170	$25.15	Vesting of Company Restricted Stock.
	5/8/2010	11,251	$25.15	Vesting of Company Stock Options.
Scott D. Chaplin	5/8/2010	3,616	$25.15	Vesting of Company Stock Options.
Brian J. Clark	5/6/2010	1,138	$25.22	Vesting of Company Restricted Stock.
	5/6/2010	6,900	$0	Grant of shares of Company Restricted Stock.
	5/6/2010	5,904	$25.22	Vesting of Company Stock Options.
Eric A. Wolking	5/6/2010	668	$25.22	Vesting of Company Restricted Stock.
	5/6/2010	4,060	$0	Grant of shares of Company Restricted Stock.
	5/6/2010	3,468	$25.22	Vesting of Company Stock Options.
George H. Wilson	5/6/2010	797	$25.22	Vesting of Company Restricted Stock.
	5/6/2010	4,710	$0	Grant of shares of Company Restricted Stock.
	5/6/2010	4,133	$25.22	Vesting of Company Stock Options.
Gregory M. Denkler	5/6/2010	797	$25.22	Vesting of Company Restricted Stock.
	5/6/2010	4,710	$0	Grant of shares of Company Restricted Stock.
	5/6/2010	4,133	$25.22	Vesting of Company Stock Options.
James H. Brabston	5/6/2010	783	$25.22	Vesting of Company Restricted Stock.
	5/6/2010	4,950	$0	Grant of shares of Company Restricted Stock.
	5/6/2010	4,059	$25.22	Vesting of Company Stock Options.
John Brooks	5/6/2010	470	$25.22	Vesting of Company Restricted Stock.
	5/6/2010	2,670	$0	Grant of shares of Company Restricted Stock.
	5/6/2010	2,441	$25.22	Vesting of Company Stock Options.
Patrick E. Flannery	5/6/2010	783	$25.22	Vesting of Company Restricted Stock.
	5/6/2010	4,710	$0	Grant of shares of Company Restricted Stock.
	5/6/2010	4,059	$25.22	Vesting of Company Stock Options.
Philip O. Nolan	5/6/2010	2,491	$25.22	Vesting of Company Restricted Stock.
	5/6/2010	15,310	$0	Grant of shares of Company Restricted Stock.
	5/6/2010	12,916	$25.22	Vesting of Company Stock Options.
Scott D. Chaplin	5/6/2010	811	$25.22	Vesting of Company Restricted Stock.
	5/6/2010	4,870	$0	Grant of shares of Company Restricted Stock.
	5/6/2010	4,206	$25.22	Vesting of Company Stock Options.
Eric A. Wolking	5/4/2010	6,000	$7.86	Vesting of Company Stock Options.
George H. Wilson	5/4/2010	9,000	$7.86	Vesting of Company Stock Options.
Gregory M. Denkler	5/4/2010	9,000	$7.86	Vesting of Company Stock Options.
James H. Brabston	5/4/2010	6,000	$7.86	Vesting of Company Stock Options.
Patrick E. Flannery	5/4/2010	6,000	$7.86	Vesting of Company Stock Options.
Philip O. Nolan	5/4/2010	20,250	$8.65	Vesting of Company Stock Options.
Scott D. Chaplin	5/4/2010	3,000	$7.86	Vesting of Company Stock Options.
Brian J. Clark	5/3/2010	2,155	$15.26	Vesting of Company Restricted Stock.
	5/3/2010	11,181	$15.26	Vesting of Company Stock Options.
Eric A. Wolking	5/3/2010	1,150	$15.26	Vesting of Company Restricted Stock.
	5/3/2010	13,282	$32.02	Disposition of Company Common Stock. (b)
	5/3/2010	3,852	$15.26	Vesting of Company Stock Options.
George H. Wilson	5/3/2010	1,888	$15.26	Vesting of Company Restricted Stock.
	5/3/2010	3,000	$31.57	Disposition of Company Common Stock. (b)
	5/3/2010	9,782	$15.26	Vesting of Company Stock Options.
Gregory M. Denkler	5/3/2010	1,618	$15.26	Vesting of Company Restricted Stock.
	5/3/2010	8,386	$15.26	Vesting of Company Stock Options.
James H. Brabston	5/3/2010	1,150	$15.26	Vesting of Company Restricted Stock.
	5/3/2010	3,852	$15.26	Vesting of Company Stock Options.
Patrick E. Flannery	5/3/2010	1,154	$15.26	Vesting of Company Restricted Stock.
	5/3/2010	3,848	$15.26	Vesting of Company Stock Options.
Philip O. Nolan	5/3/2010	3,370	$15.26	Vesting of Company Restricted Stock.
	5/3/2010	29,964	$15.26	Vesting of Company Stock Options.
Scott D. Chaplin	5/3/2010	1,888	$15.26	Vesting of Company Restricted Stock.
	5/3/2010	9,782	$15.26	Vesting of Company Stock Options.
Philip O. Nolan	4/12/2010	25,000	$30.73	Disposition of Company Common Stock. (b)
	4/12/2010	5,000	$30.73	Disposition of Company Common Stock. (c)
George H. Wilson	4/6/2010	6,000	$29.50	Disposition of Company Common Stock. (b)
Gregory M. Denkler	4/6/2010	15,000	$30.15	Disposition of Company Common Stock. (b)

(a)	The price per share for any vested Company Restricted Stock represents the fair market value of such award as of the date such award was granted.

(b)	Disposition effected pursuant to an existing Rule 10b5-1 trading plan adopted by such director and/or executive officer.

(c)	Disposition effected pursuant to a Rule 10b5-1 trading plan adopted by the trustee of the Philip O. Nolan, IV Dynasty Trust on November 30, 2009. Mr. Nolan disclaims beneficial ownership of any shares of Company Common Stock held under the Philip O. Nolan, IV Dynasty Trust, and their inclusion in this Statement shall not be deemed an admission that Mr. Nolan is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Subject Company Negotiations.
     Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.
     Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.
Regulatory Approvals.
     U.S. Antitrust Approval
     On May 18, 2010, CGI filed a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to its proposed acquisition of the Company. The Company submitted a Premerger Notification and Report Form with the FTC and the Antitrust Division on May 19, 2010.
     Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by CGI of its Premerger Notification and Report Form with respect to the Offer, unless CGI receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by CGI. Complying with a request for additional information or documentary material may take a significant amount of time.

     At any time before or after CGI’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer, or seeking the divestiture of shares of Company Common Stock acquired by CGI or the divestiture of substantial assets of the Company or its subsidiaries or CGI or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.
     If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, CGI will not be obligated to proceed with the Offer or the purchase of any shares of Company Common Stock not previously purchased pursuant to the Offer. However, the Offeror must extend the Offer until at least November 6, 2010, if, on any then-scheduled expiration date, any waiting period under the HSR Act applicable to the Offer has not expired or been terminated.
     Approval under National Security Regulations
     Exon-Florio; CFIUS
     The Exon-Florio Amendment to Section 721 of the Defense Production Act of 1950, as amended (“Exon-Florio”), authorizes the Committee on Foreign Investment in the United States (“CFIUS”) to review and investigate any merger, acquisition, or takeover that could result in control of a U.S. business by a foreign person to determine whether the transaction threatens to impair the national security of the United States, whether any such threat can be mitigated and whether to submit a recommendation to the President of the United States that he exercise his authority to suspend or prohibit the completion of the transaction or require divestiture of the completed transaction.
     The filing of a notice of a transaction with CFIUS pursuant to Exon-Florio is voluntary, but CFIUS has the power to initiate a review in the absence of such a voluntary notice. CFIUS has 30 calendar days from the date it accepts submission of a notice to review the proposed transaction and decide whether to conclude its review or initiate an investigation if unresolved national security concerns remain. An investigation, if initiated, may take up to 45 calendar days. If, upon the expiration of the 45-day investigation period, CFIUS determines that a recommendation should be made to the President, the President must decide within 15 calendar days whether to suspend or prohibit the transaction.
     The Merger Agreement requires the Company and CGI to file a joint voluntary notice of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) with CFIUS. The Company and CGI filed their formal joint voluntary notice with CFIUS on May 19, 2010. It is a condition to the obligation of the Offeror to accept any shares of Company Common Stock tendered in the Offer that the period of time for any applicable review process pursuant to Exon-Florio shall have expired, that the President of the United States shall not have taken action to prevent the consummation of the Merger and that CFIUS shall have issued a letter stating that it has completed its review and determined that there are no unresolved national security concerns with respect to the Transactions.
     The Company cannot provide any assurances with respect to the duration or outcome of CFIUS’s review prior to its conclusion. The outcome of the CFIUS regulatory process may, under certain circumstances, result in a failure of the conditions to the Offeror’s obligation to accept for payment, or pay for, any shares of Company Common Stock tendered pursuant to the Offer.
     ITAR
     Section 122.4(b) of the International Traffic in Arms Regulations (the “ITAR”) requires companies that are registered with the U.S. Department of State, Directorate of Defense Trade Controls (“DDTC”) to notify DDTC at least 60 days in advance of any intended sale or transfer to a foreign person of ownership or control of the registrant or any entity thereof. Because the Company is registered under the ITAR, it has provided DDTC with the notification required by ITAR Section 122.4(b). It is a condition to the obligation of the Offeror to accept any shares of Company Common Stock tendered in the Offer that a period of 60 days shall have elapsed following the Company’s notice to DDTC of the Transactions under ITAR Section 122.4(b). The Company submitted its notice of the Transactions to DDTC on May 7, 2010. CGI submitted a separate notice of the Transactions to DDTC on May 7, 2010.

     NISPOM
     The National Industrial Security Program Operating Manual (the “NISPOM”) requires a company subject to a facility security clearance to notify the applicable security agency (in the case of the Transactions, the Department of Defense, Defense Security Service (“DSS”)) that such company is in negotiations with respect to a proposed merger, acquisition or takeover by a foreign person. If it is determined that the proposed transaction will place such company under foreign ownership, control or influence (“FOCI”), the NISPOM requires that an acceptable FOCI mitigation measure be negotiated. It is the stated policy of the United States Government to allow foreign investments consistent with the national security interests of the United States.
     The Company and CGI intend to work with DSS to develop an appropriate mitigation structure to mitigate any FOCI presented by the Transactions in compliance with the NISPOM. In order to mitigate FOCI and safeguard classified information, the Company expects that its operations will be placed under CGI Federal’s Special Security Agreement (the “CGI Federal SSA”), which is CGI’s existing mitigation structure. In addition, the Company may be required to divest certain of its operations or enter into other mitigation arrangements with respect to certain operations of the Company. The Merger Agreement provides that it is a condition to the obligation of the Offeror to accept any shares of Company Common Stock tendered in the Offer that DSS shall have approved a plan to operate the Company’s business pursuant to a FOCI mitigation agreement that, among other things, does not impose certain restrictions or conditions (other than “Reasonable Changes” to the CGI Federal SSA) with respect to government contracts that collectively represent annual Company revenues in excess of $150.0 million.
     For purposes of the above condition, “Reasonable Changes” means any change to the CGI Federal SSA that does not (i) substantially reduce Inside Director (as defined in the CGI Federal SSA) representation on the Board of Directors of CGI Federal, (ii) significantly restrict the visitation and communications rights of CGI and its affiliates under the CGI Federal SSA in a manner that precludes CGI and its affiliates from overseeing the operations of CGI Federal, (iii) adversely impact the right of CGI to appoint and replace members of the Board of Directors of CGI Federal such that it has a material adverse effect on the ability of CGI and its affiliates to oversee the operations of CGI Federal or (iv) impose restrictions on the operations, access or other activities of the Company or any subsidiary of the Company that are exclusively required under a Proxy Agreement or Voting Trust under the NISPOM and other applicable rules and regulations but not a Special Security Agreement, in each case other than any such change that applies to every company governed by a Special Security Agreement.
Appraisal Rights.
     No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.
     The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

     APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.
     STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Anti-Takeover Statute.
     The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder”. Pursuant to the Company’s certificate of incorporation, the Company has opted out of Section 203 of the DGCL and therefore Section 203 of the DGCL will not apply to CGI or the Offeror or with respect to or as a result of the Offer, the Merger or the transactions contemplated by the Merger Agreement.
Vote Required to Approve the Merger.
     The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, the Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Offeror acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Company Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock will be required under the DGCL to effect the Merger. After the purchase of the shares of Company Common Stock by the Offeror pursuant to the Offer, the Offeror will own a majority of the outstanding shares of Company Common Stock and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.
Top-Up Option.
     Pursuant to the terms of the Merger Agreement, the Company granted the Offeror an irrevocable option, exercisable only once and only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per share equal to the Offer Price, newly issued shares of the Company Common Stock in an amount equal to (and not less than) the lowest number of shares that, when added to the number of shares of Company Common Stock that are then directly or indirectly owned by CGI, CGI Federal and the Offeror, constitutes one share more than 90% of the shares of Company Common Stock after the issuance of the new shares sold to the Offeror (determined on a fully diluted basis on the date of determination); provided, however, that this option shall not be exercisable for a number of shares in excess of the shares of Company Common Stock authorized and unissued (and not reserved for issuance) at the time of the exercise of the option. The option is exercisable only at such time that CGI, CGI Federal and the Offeror, directly or indirectly, own at least 80% of the outstanding shares of Company Common Stock (determined on a fully diluted basis) (i) following the expiration of the Offer and any subsequent offering period and (ii) prior to the fifth business day after the expiration of the Offer and any subsequent offering period. The purchase price owed by the Offeror to the Company for the newly issued shares of Company Common Stock shall be paid to the Company (i) in cash, by wire transfer or cashier’s check or (ii) by issuance by the Offeror to the Company of a promissory note bearing interest at 5% per annum, which shall have full recourse to CGI and CGI Federal and shall mature on the first anniversary of the date of execution and delivery of such promissory note. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 14(f) Information Statement.
     The Merger Agreement provides that, following the acceptance for payment of, and the payment by the Offeror for, any shares of Company Common Stock pursuant to the Offer, CGI, CGI Federal and the Offeror will be entitled to designate that number of directors of the Company’s Board as will give CGI, CGI Federal and the Offeror, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, pro rata representation on the Company Board (based on the ratio of (i) the number of shares of Company Common Stock that are so accepted for payment and paid for pursuant to the Offer plus the number of shares of Company Common Stock that are owned by CGI, CGI Federal, the Offeror or any other subsidiary of CGI to (ii) the total number of shares of Company Common Stock outstanding). The Company is obligated pursuant to the Merger Agreement to promptly take all action necessary to effect any such election or appointment, including (i) increasing the size of the Company Board and (ii) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Company Board in compliance with applicable law. Notwithstanding anything to the contrary, prior to the Effective Time, the Company Board shall always have at least three members who are directors on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act (“Independent Directors”). If the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who will be independent for purposes of Rule 10A-3 under the Exchange Act, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
     The Company intends to furnish separately to its stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder within the time period required by such Rule. The Information Statement will be furnished in connection with the possible election of persons designated by CGI, CGI Federal or the Offeror pursuant to the Merger Agreement.
Forward-Looking Statements.
     Statements in this Statement may contain, in addition to historical information, certain forward-looking statements. All statements included in this Statement concerning activities, events or developments that the Company and CGI expect, believe or anticipate will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC.

ITEM 9.	EXHIBITS.
     The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)
Offer to Purchase, dated May 20, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation filed with the Securities and Exchange Commission on May 20, 2010 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal, dated May 20, 2010 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)	Letter to Participants in Stanley, Inc. 401(k) and Employee Stock Ownership Plan (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(7)	Opinion of Sagent Advisors Inc., dated May 6, 2010 (included as Annex I to this Schedule 14D-9).
(a)(8)
Joint Press Release issued by CGI Group Inc., CGI Federal Inc., CGI Fairfax Corporation and Stanley, Inc. on May 7, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2010).

(a)(9)	Summary Advertisement as published in The Wall Street Journal on May 20, 2010 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).
(e)(1)
Agreement and Plan of Merger, dated as of May 6, 2010, among CGI Group Inc., CGI Federal Inc., CGI Fairfax Corporation and Stanley, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2010).

(e)(2)
Stockholders Agreement, dated as of May 6, 2010, among Philip O. Nolan, William E. Karlson, George H. Wilson, Gregory M. Denkler, Brian J. Clark, Scott D. Chaplin and James H. Brabston, CGI Group Inc. and CGI Federal Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2010).

(e)(3)	Non-Disclosure Agreement, dated as of February 23, 2010, between CGI Group Inc. and Stanley, Inc. (included as Annex II to this Schedule 14d-9).
(e)(4)
Change in Control Severance Agreement, dated June 26, 2008, between Stanley, Inc. and Philip O. Nolan (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the fiscal quarter ended June 27, 2008).

(e)(5)
Change in Control Severance Agreement, dated June 26, 2008, between Stanley, Inc. and Brian J. Clark (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the fiscal quarter ended June 27, 2008).

(e)(6)
Change in Control Severance Agreement, dated June 26, 2008, between Stanley, Inc. and George H. Wilson (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q for the fiscal quarter ended June 27, 2008).

(e)(7)
Change in Control Severance Agreement, dated June 26, 2008, between Stanley, Inc. and Gregory M. Denkler (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q for the fiscal quarter ended June 27, 2008).

(e)(8)
Change in Control Severance Agreement, dated June 26, 2008, between Stanley, Inc. and E. Patrick Flannery (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-Q for the fiscal quarter ended June 27, 2008).

(e)(9)
Change in Control Severance Agreement, dated June 26, 2008, between Stanley, Inc. and James H. Brabston (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q for the fiscal quarter ended June 27, 2008).

(e)(10)
Change in Control Severance Agreement, dated June 26, 2008, between Stanley, Inc. and Scott D. Chaplin (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-Q for the fiscal quarter ended June 27, 2008).

(e)(11)
Change in Control Severance Agreement, dated June 26, 2008, between Stanley, Inc. and Eric A. Wolking (incorporated by reference to Exhibit 10.24 to the Company’s Form 10-K for the fiscal year ended March 31, 2009).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

STANLEY, INC.
By:	/s/ Philip O. Nolan
	Name:	Philip O. Nolan
	Title:	Chairman, President and Chief Executive Officer

Dated:  May 20, 2010

Annex I

Sagent Advisors Inc. Hearst Tower 214 North Tryon Street, 41st floor Charlotte, NC 28202 Tel (704) 414-3100 Fax (704) 414-3101

May 6, 2010

PRIVATE AND CONFIDENTIAL

Board of Directors
Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, Virginia 22201

Dear Members of the Board:

You have requested our opinion as to the fairness from a financial point of view to the stockholders of Stanley, Inc. (the “Company”) of the Consideration (as defined below) to be received pursuant to the Agreement and Plan of Merger, to be dated as of May 6, 2010 (the “Agreement”), among CGI Group Inc. (“Parent”), CGI Federal Inc. (“US Parent”), an indirect wholly owned subsidiary of Parent, CGI Fairfax Corporation (“Merger Sub”), a direct wholly owned subsidiary of US Parent, and the Company.

Pursuant to the Agreement, Parent and US Parent will cause Merger Sub to commence a tender offer (the “Tender Offer”) for any and all outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) at a price of $37.50 per share in cash (the “Offer Consideration”). The Tender Offer will be followed by a merger of Merger Sub with and into the Company (the “Merger”, and together with the Tender Offer, the “Transaction”) in which the shares of Company Common Stock not tendered into the Tender Offer will be converted into the right to receive $37.50 per share in cash (the “Merger Consideration” and, together with the Offer Consideration, the “Consideration”).

In arriving at our opinion, we have reviewed the Agreement and the exhibits attached thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with management regarding the business, operations and future prospects for the Company. Included in the information provided during discussions with management were certain financial forecasts of the Company for the period beginning April 1, 2010 and ending March 31, 2015 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with those of various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Company Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us, and have assumed that the Company is not aware of any information prepared by it or its advisors that would be material to our opinion that has not been made available to us. With respect to the financial forecasts supplied to us, we have relied upon representations that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation or appraisal of any assets or liabilities of the Company, contingent or otherwise, or for making any independent verification of any of the information reviewed by us. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the

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Agreement, without any limitations, restrictions, conditions, amendments, waivers or modifications, regulatory or otherwise, that collectively would have a material effect on the Consideration.

Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

Our opinion does not address the relative merits of the Transaction as compared to any other business strategies that may be available to the Company, nor does it address the underlying business decision of the Board of Directors of the Company (the “Board”) to proceed with the Transaction. Our opinion does not address the fairness of the amount or nature of the compensation, if any, to be received by the Company’s officers, directors or employees, or any class of such persons, as a result of, or in connection with, the Transaction relative to the amounts to be paid or issued to any Company stockholders in the Transaction. Our opinion does not constitute a recommendation to the Board as to how to vote with respect to the proposed Transaction, or to any stockholder as to whether to tender into the Tender Offer, or how to vote with respect to the Merger, or otherwise how to act with respect to the Transaction.

Sagent Advisors Inc. (“Sagent”), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions and valuations for corporate and other purposes. Sagent has acted as a financial advisor to the Company in connection with the Transaction and will receive a fee for such services, including a fee for rendering this opinion, which is not contingent on the consummation of the Tender Offer or the Merger, and an additional, substantially larger advisory fee, which is contingent on the consummation of the Tender Offer. In addition, the Company has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising from our engagement. Our opinion has been approved for issuance by the Fairness and Valuation Opinion Committee of Sagent.

Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock pursuant to the Agreement is fair to such holders from a financial point of view.

Very truly yours,

SAGENT ADVISORS INC.

By:	/s/ Jeffrey R. McGrath
Name:     Jeffrey R. McGrath

Title:	Managing Director

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Annex II

NON-DISCLOSURE AGREEMENT

THIS AGREEMENT is made as of February 23, 2010 between CGI Group Inc. (“CGI”), a company incorporated under the laws of the Province of Québec, Canada, and STANLEY, Inc. (“STANLEY”), a company incorporated under the laws of the State of Delaware, U.S.A.

WHEREAS, in connection with a potential negotiated transaction involving CGI and STANLEY (the “Potential Transaction”), STANLEY wishes to provide to CGI, and CGI wishes to provide to STANLEY, documents and information pertaining to their respective businesses;

WHEREAS the documents and information to be provided by the parties constitute confidential proprietary, personal, financial, commercial or other confidential information of a highly classified and/or sensitive nature which, if made known to the public, may cause irreparable harm to the parties or their clients;

NOW THEREFORE, in consideration of the provision of information by the parties to each other and other good and valuable consideration, the receipt and sufficiency of which is specifically acknowledged by the parties, the parties hereto covenant and agree as follows:

1. Definitions.  For the purposes of this agreement:

(a) “Confidential Information” means, in respect of a Disclosing Party, (i) any information relating to the Disclosing Party or any of its subsidiaries or affiliates in written form, magnetically encoded, transmitted verbally or in any other form of media and regardless of the manner in which it is furnished and regardless of whether specifically identified as “confidential”, and includes, without limitation, all analyses, compilations, notes, studies or other documents prepared by or on behalf of the Receiving Party or any of its Representatives to the extent they contain, reflect or are based upon or derived from any such information, (ii) the existence of this agreement or its contents, or the fact that Confidential Information has been made available to the Receiving Party, and (iii) any information concerning the Potential Transaction, or the terms and conditions or other facts related thereto, including without limitation, the fact that discussions are taking place with respect thereto or the status thereof; provided however, that “Confidential Information” shall not include information that the Receiving Party can show (1) is already generally available to the public at the time of disclosure to the Receiving Party or its Representatives, (2) subsequently becomes generally available to the public, other than as a result of any disclosure or other act by the Receiving Party or its Representatives in breach of this Agreement, (3) is already lawfully available to the Receiving Party on a non-confidential basis prior to being made available by the Disclosing Party or any of its Representatives, or (4) subsequently becomes lawfully available to the Receiving Party on a non-confidential basis from any person, other than the Disclosing Party, any of its Representatives or any other person that is subject to any confidentiality obligation to the Disclosing Party or any of its Representatives as regards such information;

(b) “Disclosing Party” means the party disclosing Confidential Information;

(c) “Representatives” means, in respect of any person, such person’s subsidiaries and affiliates and its and their directors, officers, employees, professional advisors (which term shall include, without limitation, legal counsel, accountants, investment banks and other financial advisors), lenders, prospective lenders, agents and other representatives;

(d) “Receiving Party” means the party receiving Confidential Information.

2. Use of Confidential Information.  The Receiving Party shall, with respect to any Confidential Information provided hereunder, use the same degree of care and not less than reasonable care and discretion to limit disclosure of such Confidential Information as it uses with similar information of its own which it does not desire to disclose or disseminate. Without restricting the generality of the foregoing, the Receiving Party shall:

(a) restrict disclosure of Confidential Information to its Representatives who have a “need to know” for the purposes of evaluating the Potential Transaction and not disclose any Confidential Information to any other person without the prior written consent of the Disclosing Party (which consent may be withheld in the absolute sole discretion of such party);

(b) prior to disclosing Confidential Information, advise all Representatives who are to receive such information of the obligations herein and instruct such Representatives to use the Confidential Information on a confidential basis on and subject to the same conditions and restrictions as apply to the Receiving Party pursuant to this agreement (and the Receiving Party shall be responsible for any and all breaches of the terms of this agreement by its Representatives);

(c) not copy, reproduce in any form or store in a retrieval system or data base any Confidential Information without the prior written consent of the Disclosing Party (which consent may be withheld in the absolute sole discretion of such party), except for such copies and storage as may be required internally by the Receiving Party in connection with considering and evaluating the Potential Transaction; and

(d) not use the Confidential Information, or allow it to be used, for any purpose whatsoever (including, without limitation, any competitive or commercial purpose) other than for the purposes of its evaluation and completion of the Potential Transaction and, without limiting the generality of the foregoing, not use any Confidential Information for its own benefit or that of any other person.

3. Return or Destruction.  Notwithstanding disclosure to the Receiving Party in accordance with this Agreement, the Receiving Party accepts and agrees that the Confidential Information shall at all times remain the Disclosing Party’s exclusive property and the Receiving Party shall maintain it as such. Promptly upon the Disclosing Party’s written request for any reason, the Receiving Party and its Representatives shall destroy or return, at their option, all Confidential Information, with such destruction to be certified in writing to the Disclosing Party by an officer of the Receiving, and neither the Receiving Party nor its Representatives will retain any copies, extracts or other reproductions in whole or in part of any such Confidential Information whether in written, audio or electronic form. As far as it is reasonably practicable to do so, the Receiving Party and its Representatives shall also expunge any Confidential Information in the form of automated electronic “back-up” data from any computer, word processor or other device in their possession or under their custody and control. Notwithstanding the foregoing, the legal department or legal counsel of the Receiving Party may maintain, but strictly confidential, a copy of the Confidentiality Information in its restricted access files and only for litigation cases in connection with this Agreement and in order to comply with applicable mandatory laws and corporate record keeping purposes. Any Confidential Information that is not returned or destroyed (including, without limitation, any oral Confidential Information) shall remain subject to this agreement.

4. Disclosure Required.  If the Receiving Party or any of its Representatives is required by law, due legal process or the rules of any relevant stock exchange or other governmental or regulatory body to disclose any Confidential Information, the Receiving Party shall, to the extent not prohibited by law, notify the Disclosing Party promptly, providing details of the proposed disclosure and, prior to making any such disclosure, co-operate with the Disclosing Party and take such steps as the Disclosing Party may reasonably require to avoid or minimize the effect of any such disclosure requirement. If disclosure cannot be lawfully avoided, the Receiving Party and its Representatives shall disclose only that part of the Confidential Information which the Receiving Party is advised by its legal counsel must be disclosed and the Receiving Party shall provide copies thereof to the Disclosing Party.

5. Ownership and Trading.  Each of CGI and STANLEY represents to the other party that neither it nor any of its subsidiaries or affiliates beneficially owns, directly or indirectly, or exercises control over, any securities of the other party. Each of CGI and STANLEY acknowledges that it is aware that applicable securities laws prohibit any person who has material non-public information about CGI or STANLEY from purchasing or selling securities of such party or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

6. Standstill.  For a period of 12 months from the date hereof, neither party shall, without the other party’s prior written consent (which consent may be withheld in the absolute sole discretion of such party), directly or indirectly:

(a) acquire, offer or make any proposal to acquire or agree to acquire, by means of purchase, merger, consolidation, takeover bid, or in an other manner, any securities of the other party;

(b) solicit proxies of shareholders of the other party, or seek to advise or influence any other person with respect to the voting of any securities of the other party, or form, join or in any way participate in a proxy group, in each case for any purpose;

(c) otherwise act alone or with others to seek to control or influence, in any manner, the management or the board of directors of the other party;

(d) have any discussions or enter into any arrangements, understandings or agreements, whether written or oral, with, or advise, finance, assist, encourage or act in concert with, any other person in connection with any of the foregoing; or

(e) make any public announcement with respect to any of the foregoing (except as may be required by applicable law, regulatory authorities or stock exchanges).

7. Non-Solicitation.  For a period of 12 months from the date hereof, neither party shall, without the other party’s prior written consent (which consent may be withheld in the absolute sole discretion of such party), directly or indirectly solicit for employment or employ any person in an executive or managerial capacity with whom the Receiving Party and/or its subsidiaries and affiliates had contact in their consideration of the Potential Transaction or whose name was mentioned during the course of negotiation of the Potential Transaction, and who is employed by the other party or its subsidiaries and affiliates. Notwithstanding the foregoing, the recruitment of a person through the posting of a general advertisement or through an employment agency, provided that the parties shall not encourage or advise such agency to approach any specific individual, shall not constitute a breach of this Section 7.

8. No Representation or Warranty.  This agreement shall not constitute any representation, warranty or guarantee by the Disclosing Party or any of its Representatives with respect to the accuracy or completeness of any of the Confidential Information, and neither the Disclosing Party nor any of its Representatives shall be held liable by virtue of this agreement for any errors or omissions in the Confidential Information or the use by the Receiving Party of the Confidential Information. Nothing in this agreement obligates any parties to make any particular disclosure of Confidential Information or to complete, revise or update any Confidential Information.

9. No Obligation to Complete Potential Transaction.  The parties acknowledge and agree that until a definitive agreement regarding the Potential Transaction has been executed, none of the parties or any of their respective Representatives shall be under any legal obligation or have any liability to the other party of any nature whatsoever with respect to the Potential Transaction by virtue of this agreement or the furnishing of Confidential Information pursuant hereto.

10. Governing Law.  This agreement will be governed by, and construed in accordance with, the laws of the State of Delaware and each party attorns to the non-exclusive jurisdiction of the courts of Delaware for any actions, suits or proceedings arising out of or relating to this agreement or the matters contemplated hereby.

11. Remedies.  Each party hereto agrees that, in the event of a breach of any of the terms or provisions of this agreement, monetary damages for such breach may not be adequate and that each party shall be entitled to specific performance or equitable relief, including, without limitation, injunctive relief in addition to any other available remedies.

12. Invalidity of Provisions.  If any provision of this agreement is held to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect and, if required, shall be deemed modified to the limited extent required to permit its enforcement in the manner most closely approximating the intention of the parties expressed herein.

13. Entire Agreement.  This agreement constitutes the entire agreement between the parties and supersedes any prior or contemporaneous oral or written representation with respect to the subject matter hereof.

14. Amendments and Waivers.  This agreement may only be modified by a writing signed by all parties. No failure or delay by a party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise of any right, power or privilege.

15. Term.  The obligations under this agreement shall terminate 24 months after the date hereof (except for the obligations under sections 6 and 7 which shall terminate on the respective dates set forth therein).

16. Assignment.  This agreement shall enure to the benefit of and be binding upon the respective successors and assigns of the parties hereto, provided that this agreement may not be assigned by any party hereto without the prior written consent of the other party.

17. Communications; Notices.   All requests for information and questions concerning the Potential Transaction shall only be made to those employees of the other party as such party may designate in writing for such purpose from time to time, and each of CGI and STANLEY undertakes that neither it nor any of its Representatives shall contact, directly or indirectly, at any time, any other employee of the other party or its subsidiaries or affiliates with regard thereto.

Any notice to be given in connection with this agreement shall be given in writing and shall be given by personal delivery or by transmittal by facsimile or e-mail addressed as follows:

(a)	to CGI:

CGI Group Inc.
1130 Sherbrooke Street West, 7thFloor
Montreal (Quebec) H3A 2M8 Canada

Attention: Claude Seguin
Fax:
E-mail: claude.seguin@cgi.com

(b)	to STANLEY:

Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201 U.S.A.

Attention: Scott D. Chaplin
Fax: 703.682.1547
E-mail: scott.chaplin@stanleyassociates.com

or to such other address, facsimile number, e-mail address or individual as may be designated by notice given by either party to the other. Any such notice given by personal delivery shall conclusively be deemed to have been given on the day of actual delivery thereof and, if given by facsimile or e-mail, on the day of transmittal thereof if given during the normal business hours and on the day during which such normal business hours next occur if not given during such hours on any day.

18. Counterparts.  This agreement may be executed by facsimile signature, or otherwise, in counterparts, all of which taken together will constitute one binding agreement.

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IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first written above.

CGI GROUP INC.	STANLEY, INC.

Per: /s/ Claude Seguin	Per: /s/ Scott D. Chaplin
Name: Claude Seguin	Name: Scott D. Chaplin
Title: SVP, Corporate Development & Strategic Investment	Title: SVP, General Counsel & Secretary

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